AM
3.1.2004

04001923

VF 2-26-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-102440~~

8-52131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jet Trade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1060 Nimitzview Drive, Suite 205
(No. and Street)

Cincinnati (City) | Ohio (State) | 45230-4351 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Garrett Frey | (513) 232-2800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) | Westlake (City) | Ohio (State) | 44145 (Zip Code)

RECEIVED FEB 2 4 2004 187 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA

OATH OR AFFIRMATION

I, H. Garrett Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jet Trade, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chairman, President, CEO

Title

Notary Public

Beverly L Glancy
Notary Public State of Ohio
My Commission Expires April 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

JetTrade, Inc.

For the Year Ended December 31, 2003
With Report of Independent Auditors

JetTrade, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy & Associates CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
JetTrade, Inc.

We have audited the accompanying statement of financial condition of JetTrade, Inc., (an Ohio corporation) as of December 31, 2003, and the related statement of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 13, 2004

JetTrade, Inc.
Statement Of Financial Condition
As Of
December 31, 2003

Assets

Assets	
Cash	$ 59,035
Commissions receivable	13,045
Total Current Assets	72,080
Secured demand note collateral	50,000
Total Assets	$122,080

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 7,598
Total Current Liabilities	7,598
Total Liabilities	7,598
Commitments and contingent liabilities:	
Liabilities subordinated to claims of general creditors	50,000
Stockholders' equity:	
Common stock, without par value; 500 shares authorized, 100 issued and outstanding	50,000
Additional paid-in capital	47,688
Retained earnings	(33,206)
Total Stockholders' Equity	64,482
Total Liabilities and Stockholders' Equity	$122,080

The accompanying notes are an integral part of these financial statements.

JetTrade, Inc.
Statement of Income
For The Year Ended December 31, 2003

Revenues	
Commission income	$425,046
Interest income	55
Other income	3,868
Total Revenues	428,969
Expenses	
Employee compensation and benefits	336,756
Services fee	86,800
Interest expense	5,417
Other operating expenses	3,028
Total Expenses	432,001
Net Income (loss)	$ (3,032)

The accompanying notes are an integral part of these financial statements.

JetTrade, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance	$50,000	$45,361	$(30,074)	$65,287
Net income (loss)	-	-	(3,032)	(3,032)
Contributed capital	-	2,327	-	2,327
Dividends paid			(100)	(100)
Ending Balance	$50,000	$47,688	$(33,206)	$64,482

The accompanying notes are an integral part of these financial statements.

JetTrade, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2003

Beginning balance	$50,000
Increases (decreases):	0
Ending balance	$50,000

The accompanying notes are an integral part of these financial statements.

JetTrade, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows from operating activities	
Net income (loss)	$ (3,032)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	553
Accounts payable	6,252
Net cash (used) provided by operating activities	3,773
Cash flows from investing activities	
Net cash (used) provided by investing activities	0
Cash flows from financing activities	
Dividends paid	(100)
Net cash (used) provided by financing activities	(100)
Net increase (decrease) in cash	3,673
Cash at beginning of year	55,362
Cash at end of year	$59,035

The company paid no income tax and $5,417 in interest during the year.

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

Business

JetTrade, Inc. was incorporated on February 9, 1999 in the State of Ohio for the purpose of acting as a securities broker/dealer. The company commenced operations on April 1, 2000. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are recorded as earned and expected to collect. There is no allowance for expected losses in accordance with historical performance and projection of trends.

Restricted Cash

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents

The company considers cash on deposit and money market funds to be cash. The funds are highly liquid and readily accessible by the company.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Note B - Net Capital Requirements

The company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the company had net capital of $114,482 which was $109,482 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .07 to 1.

Note C – Liabilities Subordinated to Claims of General Creditors

The Company owes a secured demand note at 10%, due August 30, 2006. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, it may not be repaid.

Note D – Related Party Transactions

The company has entered into a Services Agreement with its parent corporation, JetTrade Holding LLC. Under this agreement, the parent corporation assumes responsibility to pay certain general and administrative expenses on behalf of the company. These expenses include the use of personal property, staff services, occupancy, as well as other general and administrative expenses necessary to operate the business. For the period ended December 31, 2003, the company paid $86,800 in expenses covered under the services agreement.

Note E – Income Taxes

The company has a net operating loss carryforward of $32,012 to offset future earnings. This carryforward begins to expire in 2020.

A deferred federal income tax asset has not been recorded due to the uncertainty of its realization.

Note F - Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the company has to purchase or sell the financial instrument underlying the contract at a loss.

JetTrade, Inc.

Additional Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

December 31, 2003

JetTrade, Inc.
Computation Of Net Capital
Pursuant To Rule 15c3-1
December 31, 2003

Net Capital	
Total stockholders' equity from statement of financial condition	$ 64,482
Subordinated debt	50,000
Total stockholders' equity qualified for net capital	114,482
Net Capital	$114,482
Computation of basic net capital requirement	
6 2/3% (.0667) of aggregate indebtedness	$ 507
Minimum required net capital	$ 5,000
Excess net capital	$109,482
Excess net capital at 1,000%	$113,722
Computation of aggregate indebtedness	
Total liabilities	$ 7,598
Ratio of aggregate indebtedness to net capital	.07 to 1

JetTrade, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in company's form X-17a-5, Part IIA	$108,899
Net audit adjustments	5,583
Net capital, as reported in Schedule I	$114,482

Inasmuch as JetTrade, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy & Associates CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
JetTrade, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JetTrade., Inc., (the "Company"), for the period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 13, 2004